UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Rev. 1

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

February 5, 2008

Date of Report (Date of earliest event reported)

1st NRG Corp

(Exact name of Registrant as specified in its Charter)

Delaware	0-2660	22-3386947

(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1730 LaBounty Rd. #213, Ferndale, WA 98248

(Address of principal executive offices) (Zip Code)

360-384-4390

(Registrant's telephone number, including area code)

Naptau Gold Corporation
103 East Holly Street, Suite 303, Bellingham, WA, 98225

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INFORMATION INCLUDED IN THIS REPORT

Section 1-Registrants Business & Operations

Item 1.02 Termination of a Material Definitive Agreement

(a) On or about September 7, 2007, 1st NRG Corporation hired Starlight Investment LLC to raise capital on a contingency basis to acquire certain operating assets. There were certain time frames that had to be met and deposits that had to be made which were subject to Starlight Investments ability to raise capital. Starlight Investment was unsuccessful in raising the capital and as a result, 1st NRG's purchase and sale agreements and subsequently the deposits on those assets have expired. This has resulted in a net loss to 1st NRG Corp of approximately $350,000.00 in deposits.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        1st NRG Corp.

 Date: January 25, 2008   /s/ E. D. Renyk

                        E. D. Renyk, Secretary